Results of the Annual General Meeting of Shareholders of Woori Finance Holdings Co., Ltd.

The annual general meeting of shareholders of Woori Finance Holdings Co., Ltd. was held on March 25, 2011 and all six agenda items listed below were approved and ratified as originally proposed.

Key Details Relating to the Annual General Meeting of Shareholders

•	Agenda details

1)	Approval of non-consolidated financial statements for the fiscal year 2010

(units: in millions of KRW, unless indicated otherwise)

Total Assets	18,400,946	Revenue	1,530,492

Total Liabilities	3,862,134	Operating Income	1,216,282

Capital Stock	4,030,077	Net Income	1,194,979

Total Shareholder’s Equity	14,538,812	Earnings Per Share (KRW)	1,483

Approval of dividend for fiscal year 2010 (units: in KRW)

Dividend per common share	250

Dividend per preferred share	—

Total dividend amount	201,503,194,750

2)	Appointment of standing director

Name	Date of Birth	Term / Appointment	Career & Academic Background
			- Current) Chairman & CEO, Woori Finance Holdings
			- Representative director of Seoul Philharmonic Orchestra
			- CEO, Woori Investment & Securities
			- Advanced Innovative Management (AIM) Course, KAIST
	Feb. 2	3 years /	- Masters of Business Administration, Korea University
Pal-Seung Lee	1944	Re-appointment	- Bachelor of Law, Korea University

3)	Appointment of non-standing directors

Name	Date of Birth	Term / Appointment	Career & Academic Background
Min-Joon Bang	Oct. 29, 1950	1 year / Re-appointment	- Arbitration Commissioner, Press Arbitration Commission - Head of Editorial Desk, Korea Times - Bachelor of Arts (Korean Language and Literature Education), Seoul National University

Hi-Taek Shin	Aug. 6, 1952	1 year / Re-appointment
- Current) Professor of College of Law, Seoul National University
- Attorney-at-law, Kim & Chang Law Firm
- Member, National Economic Advisory Council of Korea
- Bachelor of Laws, Seoul National University
- Master of Laws, Seoul National University
- J.S.D., Yale Law School

Doo-Hee Lee	Jun. 12, 1957	1 year / Re-appointment
- Current) President, Asia-Pacific Association for International
Education; Professor of College of Business Administration, Korea
University
- President, Korea Advertising Society
- Bachelor of Business Administration, Korea University
- Master of Business Administration, University of Wisconsin-Madison
- Ph.D. in Business Administration, Michigan State University

Hun Lee	Dec. 8, 1961	1 year / Re-appointment	- Current) Co-Head, The Lawyers for Citizens - Lawyer, Barun Law - Bachelor of Law, Chung-Ang University

Yong-Man Rhee	Aug.29, 1933	2 years /New appointment
- Current) non-standing director, Woori Bank
- Chief Executive Officer, Shinhan Bank
- Chief Executive Officer, Korea Exchange Bank
- Governor, Bank Supervisory Service
- Minister, Ministry of Finance
- Bachelor of Public Administration, Korea University
- Master of Public Administration, Seoul National University
- Cornell University

Kwang-Yie Kim	Nov.15, 1957	2 years /New appointment	- Current) Public Relations Director, Korea Deposit Insurance Corporation - Ministry of Finance and Economy - Bachelor of Science (Biochemistry), Yonsei University

John Ji Whan Park	Feb.29, 1968	2 years /New appointment	- Current) Representative Director, Asia Evolution - AT&T Network System - Goldman Sachs - Bachelor of Arts (Economics), Brown University - Master of Business Administration, Harvard University

•	Total number of directors following the appointments: 8

•	Total number of non-standing directors following the appointments: 7

4)	Appointment of the chairman and chief executive officer

5)	Appointment of candidates for the members of the Audit Committee

Name	Term / Appointment
Hi-Taek Shin	1 year / Re-appointment

Doo-Hee Lee	1 year / Re-appointment

Hun Lee	1 year/ New appointment

Yong-Man Rhee	2 year/ New appointment

Kwang-Yie Kim	2 year/ New appointment

•	Total number of Audit Committee members, who are non-standing directors: 5

•	Total number of Audit Committee members, who are not non-standing directors: 0

6)	Approval of directors’ compensation limit